SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Robomatix Technologies Announces Financial Results for the

Three Months Ended March 31, 2004 and Six Months Ended June 30, 2004

Further Robomatix Announces Receipt of Advance Payment From Tadiran Telecom Business
Systems Ltd. And Amendments to its Rights in eLady Ltd.

        TEL AVIV, Israel, December 2, 2004 /PRNewswire/ – Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF.OB), a holding company, announced today its financial results for the first and second quarters of year 2004. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, and direct interests in public Israeli companies Leader Tech Ltd. and Israel Land Development Insurance Company. Additionally, Robomatix completed its purchase of the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom Business Systems Ltd., in the field of communication services.

Sales for the first quarter of 2004 were $7.2 million, compared to sales of $4.7 million in the first quarter of 2003. Gross margins for the first quarter of 2004 were 21.8%, compared to 21.6% for the first quarter of 2003.

Sales for the second quarter of 2004 were $3.8 million, compared to sales of $7.2 million in the first quarter of 2004 and $2.7 million in the second quarter of 2003. Gross margins for the second quarter of 2004 were 21.3%, compared to 21.8% for the first quarter of 2004 and 21.7% for the second quarter of 2003.

Sales for the first six months of 2004 were $11.0 million, compared to sales of $7.5 million for the first six months of 2003. Gross margins were 21.6% for the first six months of 2004, compared to 22.1% for the first six months of 2003.

Selling and marketing, general and administrative expenses in the first three months of 2004 increased to $0.91 million from $0.73 million in the first three months of 2003.

Selling and marketing, general and administrative expenses in the second quarter of 2004 decreased to $0.81 million from $0.85 million in the second quarter of 2003.

Selling, general and administrative expenses in the first six months of 2004 increased to $1.7 million from $1.5 million in the first six months of 2003. The Company reported a net income for the first six months of 2004 of $0.024 million, or $0.00 per share, compared to a net income of $1.2 million, or $0.09 per share in the first six months of 2003.

The Company reported a net profit for the first quarter of 2004 of $0.25 million, or $0.02 per share. This compares to a net loss of $(0.26) million, or $(0.02) per share in the first quarter of 2003.

The Company reported a net loss for the second quarter of 2004 of $(0.22) million, or $(0.02) per share. This compares to a net income of $0.25 million, or $0.02 per share in the first quarter of 2004, and a net income of $1.57 million, or $0.12 per share, for the second quarter of 2003.

Tadiran Telecom Business Systems Ltd.:

Robomatix further announces following its announcement dated July 20, 2004, that it has completed the purchase of certain activities and assets of Tadiran Telecom Business Systems Ltd. (the “Seller”), through a partnership in which Robomatix holds the majority interest. It is Robomatix’s intention to have additional partners join the partnership which shall hold up to 20% of the partnership interests, under the same terms and conditions of Robomatix for the purchase of such activities.

As part of the transaction, Robomatix undertook to issue to the Seller options to purchase Ordinary Shares of Robomatix equal to 10% of the Company’s share capital, on a fully diluted basis, at an exercise price per share of $0.7, exercisable for a period of three years. In addition, Robomatix undertook to issue approximately 20% of its issued share capital, on a fully diluted basis, to the management, directors and employees of the partnership, at an exercise price per share of $0.77, of which certain options shall be vested immediately and certain options shall vest over a period of three years.

In accordance with the agreement, all the purchased assets were purchased as of March 31, 2004, and accordingly all the results after such date belong to the partnership. As of the closing date, the Seller paid to the partnership $1.2 million as an advance payment on account of the profit of the activities purchased for the second and third quarters of 2004. The sum of $1.2 million is based on a proforma calculation of the financial results for the second quarter of 2004 of the service division only (without the sales and marketing division) that was prepared by the Seller, according to which the revenues for that period were $2.8 million, the gross profit was $1.3 million and the income from operations was $1.2 million. A final settlement regarding the amount due to the partnership has not yet been completed.

The proforma financial results of the service division only (without the sales and marketing division) that was prepared by the Seller for the year ending December 31, 2003 were as follows: Revenues- $11million, Gross profit- $5.3 million, income from operations- $4.8 million. Financial results for the sales and marketing division were not delivered yet, however the Seller estimates that such division did not generate significant profit or loss during the relevant period.

It is hereby clarified that the above amounts are not an indication of the future profit of the partnership or to the final settlement with the Seller. The results were not prepared in accordance with General Acceptable Accounting Principles (GAAP).

eLady Ltd.:

Recently eLady Ltd. required additional funds in order to allow its continued operations. eLady Ltd. entered into a loan agreement in an amount of up to $400,000. The loan was provided subject to an amendment and reduction of the liquidation preference rights of the existing shareholders of eLady, including Robomatix, and undertakings of the existing shareholders, including Robomatix, to vote in certain matters together with the controlling shareholder of eLady.

Based on information provided to Robomatix by the management of eLady regarding eLady’s financial status Robomatix shall consider writing off part of its investment in eLady.

Forward Looking Statements:

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,”“does not believe,” “plans,” “expects,” “intends,”“estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31, 2 0 0 3
	2 0 0 4	2 0 0 3
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,490	1,788	1,742
Marketable securities	258	104	293
Trade receivables	3,039	2,287	1,266
Other accounts receivable and prepaid expenses	599	285	1,003
Inventories	2,361	1,744	4,725

Total current assets	8,747	6,208	9,029

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables	-	179	-
Investment in other companies	4,784	4,703	4,748

	4,784	4,882	4,748

PROPERTY, PLANT AND EQUIPMENT, NET	96	118	115

DEFERRED TAXES	1,838	1,924	2,276

GOODWILL	564	564	564

Total assets	16,029	13,696	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31,		December 31,
	2 0 0 4	2 0 0 3	2 0 0 3
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	-	2,097	2,004
Current maturities of long-term loan	565	429	565
Trade payables	1,242	917	819
Other accounts payable and accrued expenses	2,531	1,719	1,707

Total current liabilities	4,338	5,162	5,095

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	3,518	2,128	3,617
Accrued severance pay	633	569	652
Excess of losses over investment in affiliate	-	491	-

	4,151	3,188	4,269

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of March 31, 2004 and December 31, 2003; Issued and outstanding: 13,599,626 shares as of March 31 2004 and December 31, 2003	5,649	5,649	5,649
Additional paid-in capital	30,133	30,133	30,133
Accumulated other comprehensive income (loss)	438	18	512
Accumulated deficit	(28,680)	(30,454)	(28,926)

Total shareholders' equity	7,540	5,346	7,368

Total liabilities and shareholders' equity	16,029	13,696	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31, 2 0 0 3
	2 0 0 4	2 0 0 3
	Unaudited

Sales	7,226	4,709	12,493
Cost of sales	5,649	3,694	9,649

Gross profit	1,577	1,015	2,844

Selling and marketing expenses	297	230	946
General and administrative expenses	611	498	1,949

Operating income (loss)	669	287	(51)

Other income (expenses)	21	(458)	1,045
Financial expenses, net	(73)	(151)	(10)

Income (loss) before taxes on income	617	(322)	984

Taxes on income	371	159	195

	246	(481)	789
Equity in earnings of an affiliate	-	223	481

Net income (loss)	246	(258)	1,270

Basic and diluted net earnings (loss) per share (in
U.S. dollars)	0.02	(0.02)	0.09

Weighted average number of shares used in computing
basic and diluted earnings (loss) per share	13,599,626	13,599,626	13,599,626

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31, 2 0 0 3
	2 0 0 4	2 0 0 3
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,222	2,382	1,742
Marketable securities	279	295	293
Trade receivables	2,830	1,917	1,266
Other accounts receivable and prepaid expenses	507	741	1,003
Inventories	2,247	2,193	4,725

Total current assets	8,085	7,528	9,029

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables	-	326	-
Investment in other companies	3,580	4,706	4,748

	3,580	5,032	4,748

PROPERTY, PLANT AND EQUIPMENT, NET	81	101	115

DEFERRED TAXES	1,747	2,680	2,276

GOODWILL	564	-	564

Total assets	14,057	15,341	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,		December 31,
	2 0 0 4	2 0 0 3	2 0 0 3
	Unsuited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	-	2,230	2,004
Current maturities of long-term loan	565	429	565
Trade payables	1,208	1,058	819
Other accounts payable and accrued expenses	2,362	1,579	1,707

Total current liabilities	4,135	5,296	5,095

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,288	2,169	3,617
Accrued severance pay	628	603	652
Excess of losses over investment in affiliate	-	-	-

	2,916	2,772	4,269

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of March 31, 2004 and December 31, 2003; Issued and outstanding: 13,599,626 shares as of March 31, 2004 and December 31, 2003	5,649	5,649	5,649
Additional paid-in capital	30,133	30,133	30,133
Accumulated other comprehensive income (loss)	126	491	512
Accumulated deficit	(28,902)	(29,000)	(28,926)

Total shareholders' equity	7,006	7,273	7,368

Total liabilities and shareholders' equity	14,057	15,341	16,732

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2 0 0 4	2 0 0 3	2 0 0 4	2 0 0 3	2 0 0 3
	Unaudited		Unaudited

Sales	11,035	7,475	3,809	2,718	12,493
Cost of sales	8,648	5,822	2,999	2,128	9,649

Gross profit	2,387	1,653	810	590	2,844

Selling and marketing expenses	635	509	338	279	946
General and administrative expenses	1,087	947	476	571	1,949

Operating income (loss)	665	197	(4)	(260)	(51)

Other income (expenses)	(22)	1,026	(43)	1,788	1,045
Financial expenses, net	(178)	(387)	(105)	(236)	(10)

Income (loss) before taxes on income	465	836	(152)	1,292	984

Taxes on income	441	121	70	(38)	195

	24	715	(222)	1,330	789
Equity in earnings of an affiliate	-	481	-	236	481

Net income (loss)	24	1,196	(222)	1,566	1,270

Basic and diluted net earnings
(loss) per share (in U.S.
dollars)	0.00	0.09	(0.02)	0.12	0.09

Weighted average number of shares
used in computing basic and
diluted earnings (loss) per share	13,599,626	13,599,626	13,599,626	13,599,626	13,599,626

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: December 2, 2004